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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2003

GUCCI GROUP N.V.

Rembrandt Tower
Amstelplein 1
1096 HA Amsterdam
The Netherlands
(Exact name of registrant and address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒          Form 40-F ☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐          No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Press Release dated 28 May 2003

GUCCI GROUP ANNOUNCES:
PROPOSED RETURN OF CAPITAL OF €13.50 PER SHARE
ANNUAL DIVIDEND OF €0.50 PER SHARE
ANNUAL GENERAL MEETING CONVENED FOR JULY 16, 2003

        Amsterdam, The Netherlands, May 28, 2003:    Gucci Group N.V. (NYSE: GUC; Euronext Amsterdam: GCCI.AS) today announces that the Supervisory Board has declared, subject to approval by Shareholders at the Annual General Meeting, to distribute €13.50 per share in the form of a return of capital, as well as an annual cash dividend of €0.50 per share. Based on the number of shares currently outstanding, these payments would approximate €1,340 million and €50 million, respectively.

        Domenico De Sole, President and Chief Executive Officer of Gucci Group N.V., said: "During the last three years we have successfully transformed Gucci from a single-brand Company into a highly focused multi-brand Group, creating a balanced portfolio of strong, industry-leading luxury goods brands.

        We are aggressively pursuing the realisation of our vision to strengthen Gucci's position as one of the leading and most profitable luxury brands, while reinforcing the Group through the development of Yves Saint Laurent into our second pillar brand and the accelerated growth of our other brands.

        We continue to focus our attention and energy on growing all our operations, and we do not expect to make significant acquisitions in the near future. Accordingly, we have reviewed our financial position and concluded that our significant net cash holdings are not necessary to develop the Group. Therefore, we have decided it would be beneficial to all shareholders for us to return this surplus cash which is currently invested in low risk but low return financial assets in order to permit them to seek higher returns.

        I want to stress that after this payment we will still have a remarkably strong financial position. We forecast that our net debt will be between €200 and €300 million, after the payment, on October 2, 2003, and significantly reduced at year end, while shareholders equity will exceed €3 billion. This balance sheet, which is one of the strongest in our industry, will enable us to finance all the investments needed to develop our brands as well as any acquisition opportunities that might arise."

Return of Capital

        The Supervisory Board has proposed to return €13.50 per share to Shareholders, who will have the opportunity to vote on the proposal at the Annual General Meeting. The resolution will be described in the Proxy Statement, to be issued on June 13, 2003. Following an affirmative vote of Shareholders and in compliance with Dutch statutory procedures, the Company expects to pay €13.50 per share on the Euronext Amsterdam shares on October 2, 2003 and on the New York Stock Exchange (NYSE) shares promptly thereafter. The Euronext Amsterdam shares and NYSE shares both will commence trading ex-payment on September 26, 2003. The record date for the NYSE shares will be September 30, 2003.

        In accordance with the agreement between the Gucci Group and PPR (see note), the Company's Independent Directors have determined that, as a result of the payment, the US$ 101.50 per share "put price" that PPR is committed to offer for all Gucci Group shares in March 2004 will be reduced by €13.50 per share, plus a small adjustment for the time value of money.

Annual Cash Dividend

        The Supervisory Board has declared an annual cash dividend of €0.50 per share from the profits earned in fiscal 2002, subject to Shareholders' adoption of the Company's statutory annual accounts at the Annual General Meeting. The Euronext Amsterdam shares and NYSE shares will commence trading ex-dividend on July 18, 2003. The record date for NYSE registered shares will be July 22, 2003.

The payment date on the Euronext Amsterdam shares will be July 25, 2003; payment on the NYSE shares will be promptly thereafter.

Annual General Meeting

        Gucci Group will convene its Annual General Meeting of Shareholders on July 16, 2003 at 11:00 a.m. at the Amstel Intercontinental Hotel, Professor Tulpplein No.1, 1018 GX Amsterdam, The Netherlands.

Notes

—
Article 2.4 of the Restated Strategic Investment Agreement ("RSIA"), signed by Gucci Group and Pinault-Printemps-Redoute ("PPR") and dated September 9, 2001, requires that PPR make a cash public offer for all Gucci Group N.V. shares at a "put price" of US$ 101.50 from March 22 to April 30, 2004. In accordance with Article 2.6 of the RSIA, the Independent Directors determined that the put price will be reduced by the per share US dollar equivalent of €13.50, adjusted for the time value of money between the date of payment on the Euronext Amsterdam shares, October 2, 2003, and the final day of the public offer period, April 30, 2004. The per share US dollar equivalent of €13.50 will be determined by the US dollar reference exchange rate against the euro, published by the European Central Bank (ECB), on October 2, 2003. The time value of money will be set at 3-month US dollar LIBOR on October 2, 2003, increased by 100 basis points.

  For example, assuming that on October 2, 2003 the Euro-US Dollar exchange rate were €1.00 = US$ 1.19 (the approximate rate on May 27, 2003) and 3-month US Dollar LIBOR were 1.28% (the approximate rate on May 27, 2003), the time value adjustment to the put price would be €0.20 and the put price would be reduced by approximately US$ 16.28 to US$ 85.22. (Note that foreign exchange and interest rates as of October 2, 2003 are likely to be different from current rates).

—
Under current Dutch law, the payment will not be subject to Dutch withholding tax.

        Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

For media inquiries: Tomaso Galli Director of Corporate Communications Gucci Group N.V. +39 02 8800 5555 +31 20 462 1700	For investors/analysts inquiries: Cedric Magnelia/Enza Dominijanni Directors of Investor Relations Gucci Group N.V. +39 055 7592 2456 +31 20 462 1700

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.
Date: 29 May 2003	By:	/s/ ROBERT S. SINGER Name: Robert S. Singer Title: Chief Financial Officer

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GUCCI GROUP ANNOUNCES
SIGNATURES